The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 969-8700 Fax (203) 977-8354 www.thomson.com News Release

Investor  Contact:                                                                                                  Media Contact:

John Kechejian                                                                                                       Jason Stewart

Vice President, Investor Relations                                                                           Director, Public Relations

(203) 328-9470                                                                                                        (203) 328-8339

john.kechejian@thomson.com                                                                                jason.stewart@thomson.com

For Immediate Release

THOMSON REPORTS SECOND-QUARTER 2003 RESULTS

(Unless otherwise stated, all amounts are in U.S. dollars)

STAMFORD, Conn. and TORONTO, July 31, 2003 - The Thomson Corporation (TSX: TOC; NYSE: TOC) today reported results for the quarter ended June 30, 2003.

Financial results for the second quarter of 2003:

  Earnings attributable to common shares increased 26% to $111 million, or $0.17 per common share, in the quarter, compared to $88 million, or $0.14 per common share, in the second quarter of 2002.

  After adjusting for discontinued operations and one-time items, adjusted earnings from continuing operations were $106 million, or $0.16 per common share, compared with earnings of $79 million, or $0.12 per common share, in the second quarter of 2002.  Adjusted earnings from continuing operations in the current quarter were negatively impacted by increased stock appreciation rights costs due to a higher Thomson share price in the second quarter of 2003.  On a per share basis, the incremental effect was approximately $0.02.

  Total revenues were $1.8 billion, a 2% increase over the second quarter of 2002.

  Adjusted EBITDA was $427 million, a 7% increase over the second quarter of 2002.  Growth was primarily due to acquisitions, improved operating efficiencies and favorable currency translation effects, partially offset by higher stock appreciation rights costs.

  Adjusted EBITDA margin increased to 24.1% in the second quarter of 2003 from 23.0% in the second quarter of 2002.

  Free cash flow was $171 million in the second quarter of 2003 compared to $156 million in the comparable 2002 period, largely reflecting higher earnings and reduced levels of acquisition and disposal-related costs.

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Thomson Reports Second-Quarter 2003 Results

July 31, 2003

"We are pleased with our solid performance this quarter.  Overall, our portfolio of businesses is continuing to grow, and Thomson remains well positioned to capitalize on market improvements as they occur," stated Richard J. Harrington, president and chief executive officer of The Thomson Corporation.  "While our financial services customers, particularly in Europe, continue to struggle, there are signs that many of our other markets are poised for improvement, as evidenced by the solid growth we have delivered in our legal, tax, scientific, healthcare and higher education businesses."

Second-Quarter Business Highlights:

  Legal & Regulatory revenues grew 5% to $769 million, and adjusted EBITDA grew 8% to $244 million.  Revenue growth was primarily attributable to increased online sales by Westlaw and Checkpoint, increased sales of software and services, newly acquired businesses (including Elite Information Group acquired on May 9, 2003), and favorable currency translation.  Revenue growth continued to be offset, in part, by ongoing weakness in the news and business information sector, reductions in legal print and CD sales, and decreased demand for global trademark searches.  Adjusted EBITDA outpaced revenue growth largely as a result of improved productivity and continued implementation of cost control initiatives across the market group.

  Learning revenues grew 2% to $397 million, and adjusted EBITDA grew 12% to $46 million.  Increased sales within International and Higher Education businesses, as well as strong performances of certain Lifelong Learning businesses, and favorable currency translation, were offset by continued weakness in the library reference market, as well as lower demand for IT testing and certification in the United States and Asia.  The strong increase in adjusted EBITDA was primarily attributable to one-time Harcourt integration expenses recorded in the second quarter of 2002, as well as improved financial performance within some vocational training and e-learning businesses.

  Thomson Financial revenues declined 6% to $379 million, while adjusted EBITDA increased 4% to $102 million.  Thomson Financial continued to be affected by ongoing weakness in the financial services markets, particularly in Europe.  However, the business continued to add new customers for the Thomson ONE suite of products.  The revenue decline was offset, in part, by favorable currency translation.  Adjusted EBITDA growth in the quarter was a result of further implementation of cost containment programs and platform consolidation.

  Scientific & Healthcare revenues grew 14% to $181 million, and adjusted EBITDA grew 39% to $46 million.  Growth continued to be driven by acquired businesses, strong performances by continuing medical education products and services and Web of Science, increased volume of Micromedex subscriptions and favorable currency translation.  Growth was offset, in part, by decreased revenues for patent information.  Strong adjusted EBITDA growth was primarily due to improved operational efficiencies and continued implementation of cost control initiatives across the market group.

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Thomson Reports Second-Quarter 2003 Results

July 31, 2003

Thomson Media revenues, which are reported within "Corporate and other," declined 4% to $54 million due to continued weakness in the advertising market.  Overall, adjusted EBITDA loss in "Corporate and other" was $11 million for the quarter, compared to a $2 million loss for the second quarter of 2002, due to higher stock appreciation rights costs.

Discontinued Operations

Thomson continues to sharpen its focus on businesses that offer integrated information solutions to business and professional customers.  In the second quarter, Thomson announced its intention to sell its portfolio of healthcare magazines (May 21, 2003); and DBM, or Drake Beam Morin (June 25, 2003), a leading provider of strategic human resource solutions, which was acquired as part of the Corporation's purchase of select Harcourt businesses in 2001.  The Corporation is working toward completing these transactions by the end of the year.

2003 Financial Outlook Remains Unchanged

The Corporation's long-term financial targets remain to achieve average annual revenue growth between 7% and 9%, expand adjusted EBITDA margins, and enhance free cash flow generation.  As previously stated, due to economic softness and market uncertainty, the Corporation does not expect to achieve its long-term revenue growth target this year.  However, the Corporation anticipates that its overall annual revenues will continue to grow despite softness in some areas.  In addition, adjusted EBITDA margins are expected to expand and the Corporation will maintain its focus on generating free cash flow.

Dividend

The directors of The Thomson Corporation today declared a quarterly dividend of $0.18 per common share, the same rate as the quarterly dividend paid on June 16, 2003.  The dividend is payable on September 15, 2003 to holders of common shares of record on August 21, 2003.

In addition, Thomson announced today that its principal shareholder, The Woodbridge Company Limited, has agreed to discontinue its participation in the Thomson dividend reinvestment plan. Previously, Woodbridge had agreed to reinvest at least 50% of the dividends received by it and its subsidiaries in common shares through June 2005.

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Thomson Reports Second-Quarter 2003 Results

July 31, 2003

Six-Months Results

Earnings attributable to common shares were $177 million, or $0.27 per common share, for the first six months of 2003, compared to $52 million, or $0.08 per common share, in the comparable 2002 period.  Results for the first six months of 2003 included earnings benefits of $55 million primarily related to one-time gains associated with the sale of the Corporation's minority interest in Bell Globemedia Inc., and of $21 million, arising from the redemption of its Series V Cumulative Redeemable Preference Shares.  After adjusting for discontinued operations and one-time items, adjusted earnings from continuing operations for the first six months of 2003 were $81 million, or $0.12 per common share, compared to $34 million, or $0.05 per common share, for the same six-month period in 2002.

The Thomson Corporation

The Thomson Corporation (www.thomson.com), with 2002 revenues of $7.8 billion, is a global leader in providing integrated information solutions to business and professional customers.  Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare.  The Corporation's common shares are listed on the Toronto and New York stock exchanges (TSX: TOC; NYSE: TOC).

* * * * * * *

The Thomson Corporation will webcast a discussion of second-quarter results beginning at 10:30 am EDT today.  To participate in the webcast, please visit www.thomson.com and click on the "Investor Relations" link located at the top of the page.

Note:  The Corporation's financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).  Segmented results are presented on the basis of ongoing businesses, which exclude disposals.  Disposals are businesses sold or held for sale, which do not qualify as discontinued operations.  Adjusted EBITDA, adjusted EBITDA margin, adjusted operating profit, free cash flow and adjusted earnings from continuing operations are used by Thomson to measure the Corporation's and its segments' performance but do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable with the calculation of similar measures used by other companies, and should not be viewed as alternatives to operating profit, operating profit as a percentage of revenues, net earnings, cash flow from operations or other measures of financial performance calculated in accordance with GAAP.  We define and reconcile our adjusted EBITDA, adjusted EBITDA margin, adjusted operating profit and adjusted earnings from continuing operations to our income statement under GAAP, and we reconcile free cash flow to our cash flow statement under GAAP, in the following tables.  We believe adjusted EBITDA eliminates the differences that arise between businesses due to the manner in which they were acquired, funded or recorded.  In particular, adjusted EBITDA excludes the effects of amortization of identifiable intangible assets, which is a non-cash charge arising from acquisitions accounted for under the purchase method of accounting.  We define adjusted EBITDA as earnings from continuing operations before interest, taxes, depreciation and amortization, as well as restructuring charges, net gains/losses on disposals of businesses and investments and equity in net losses of associates, net of tax.  We define adjusted EBITDA margin as adjusted EBITDA as a percentage of revenues.  We use adjusted operating profit, which we define as operating profit before amortization and restructuring charges, because it reflects depreciation expense but eliminates the effects of restructuring charges and amortization of identifiable intangible assets.  Because we do not consider these items to be operating costs, we exclude them from the measurement of our operating performance.  We use free cash flow, which we define as net cash provided by operating activities less additions to property and equipment, other investing activities and dividends paid on our preference shares, as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.  We measure our earnings attributable to common shares to adjust for non-recurring items, which we refer to, in this release, as adjusted earnings from continuing operations, to assist in comparing them from one period to another.

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Thomson Reports Second-Quarter 2003 Results

July 31, 2003

This news release, in particular the section under the heading "2003 Financial Outlook Remains Unchanged," includes forward-looking statements, which are based on certain assumptions and reflect the Corporation's current expectations.  These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations.  Some of the factors that could cause actual results to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the global economic conditions; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment loss affecting our goodwill and identifiable intangible assets recorded on our balance sheet; and failures or disruptions of our electronic delivery systems or the Internet.  Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual information form, which is contained in our annual report on Form 40-F for the year ended December 31, 2002.  The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Thomson Reports Second-Quarter 2003 Results

July 31, 2003

Consolidated Statement of Earnings(1)

(millions of U.S. dollars, except per common share data)

(unaudited)

	Three Months Ended June 30		Six Months Ended June 30

	2003	2002	2003	2002
Revenues	1,769	1,740	3,359	3,331
Cost of sales, selling, marketing, general and administrative expenses	(1,342)	(1,340)	(2,682)	(2,723)
Depreciation	(135)	(124)	(270)	(243)
Amortization	(73)	(76)	(146)	(142)
Restructuring charges	-	-	-	(6)
Operating profit	219	200	261	217
Net (losses) gains on disposals of businesses and investments	-	(4)	56	(1)
Net interest expense and other financing costs	(63)	(74)	(128)	(146)
Income taxes	(43)	(25)	(35)	(11)
Equity in net losses of associates, net of tax	(5)	(16)	(9)	(22)
Earnings from continuing operations	108	81	145	37
Earnings from discontinued operations, net of tax	8	12	18	23
Net earnings	116	93	163	60
Dividends declared on preference shares	(2)	(5)	(7)	(8)
Net (loss) gain on redemption of Series V Cumulative Redeemable Preference Shares	(3)	-	21	-
Earnings attributable to common shares	111	88	177	52
Basic and fully diluted earnings per common share	$0.17	$0.14	$0.27	$0.08

Supplemental earnings information:
Earnings attributable to common shares, as above	111	88	177	52
Adjustments:
One time items:
Net losses (gains) on disposals of businesses and investments	-	4	(56)	1
      Restructuring charges
	-	-	-	6
      Tax on above items
	-	(1)	(1)	(2)
Net loss (gain) on redemption of Series V Cumulative Redeemable Preference Shares	3	-	(21)	-
Discontinued operations
	(8)	(12)	(18)	(23)
Adjusted earnings from continuing operations
	106	79	81	34
Adjusted basic and fully diluted earnings per common share	$0.16	$0.12	$0.12	$0.05

Notes to consolidated statement of earnings

(1)     Where necessary, certain amounts for 2002 have been reclassified to conform to the current year's presentation.  Specifically, the subtotals for "Earnings before interest, tax, depreciation, amortization and restructuring charges" and "Operating profit before amortization and restructuring charges" no longer appear on the face of the consolidated statement of earnings and retained earnings, and "Dividends declared on preference shares" are no longer included in "Earnings from continuing operations."  These changes had no effect on "Earnings attributable to common shares" nor on "Earnings per common share."

Thomson Reports Second-Quarter 2003 Results

July 31, 2003

Consolidated Balance Sheet

(millions of U.S. dollars)

	June 30, 2003 (unaudited)	December 31, 2002
Assets

Cash and cash equivalents

	598	709
Accounts receivable, net of allowances	1,201	1,490
Inventories	342	286
Prepaid expenses and other current assets	290	270
Deferred income taxes	213	213
Current assets of discontinued operations
	58	51
Current assets
	2,702	3,019

Property and equipment	1,504	1,535
Identifiable intangible assets	4,550	4,635
Goodwill	8,145	7,961
Other non-current assets	1,104	1,182
Non-current assets of discontinued operations
	231	210
Total assets
	18,236	18,542

Liabilities and shareholders' equity

Liabilities

Short-term indebtedness	598	316
Accounts payable and accruals	1,233	1,603
Deferred revenue	909	888
Current portion of long-term debt	341	318
Current liabilities of discontinued operations
	71	77
Current liabilities
	3,152	3,202

Long-term debt	3,757	3,487
Other non-current liabilities	1,014	1,130
Deferred income taxes	1,734	1,724
Non-current liabilities of discontinued operations
	33	33
Total liabilities
	9,690	9,576

Shareholders' equity

Share capital	2,624	2,834
Cumulative translation adjustment	84	(64)
Retained earnings	5,838	6,196
Total shareholders' equity
	8,546	8,966
Total liabilities and shareholders' equity
	18,236	18,542

Thomson Reports Second-Quarter 2003 Results

July 31, 2003

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
Cash provided by (used in):

Operating activities

Earnings from continuing operations	108	81	145	37
Add back (deduct) items not involving cash:
Amortization of development costs and capitalized software	12	11	24	23
Depreciation	135	124	270	243
Amortization	73	76	146	142
Net losses (gains) on disposals of businesses and investments	-	4	(56)	1
Deferred income taxes	24	24	14	2
Equity in losses of associates, net of tax	5	16	9	22
Other, net	49	33	65	58
Changes in working capital and other items	(84)	(60)	(133)	(56)
Cash provided by operating activities - discontinued operations	5	32	8	38
Net cash provided by operating activities	327	341	492	510

Investing activities

Acquisitions of businesses and investments	(107)	(46)	(122)	(57)
Proceeds from disposals of businesses and investments	1	-	284	-
Additions to property and equipment	(136)	(136)	(222)	(247)
Other investing activities	(18)	(42)	(49)	(98)
Additions to property and equipment of discontinued operations	(1)	(2)	(2)	(2)
Cash used in other investing activities - discontinued operations	--	--	(13)	--
Net cash used in investing activities	(261)	(226)	(124)	(404)

Financing activities
Proceeds from debt	1	-	1	400
Repayments of debt	-	(195)	-	(195)
Net borrowings (repayments) under short-term facilities	369	(416)	261	(684)
Proceeds from issuance of common shares	-	438	-	438
Redemption of Series V Cumulative Redeemable Preference Shares	(311)	-	(311)	-
Dividends paid on preference shares	(1)	(5)	(7)	(11)
Dividends paid on common shares	(77)	(70)	(425)	(140)
Other financing activities, net	-	(2)	1	(2)
Net cash used in financing activities	(19)	(250)	(480)	(194)
	47	(135)	(112)	(88)
Translation adjustments	1	8	1	6
Increase (decrease) in cash and cash equivalents	48	(127)	(111)	(82)
Cash and cash equivalents at beginning of period	550	577	709	532
Cash and cash equivalents at end of period	598	450	598	450

Supplemental cash flow information:
Net cash provided by operating activities, as above	327	341	492	510
Additions to property and equipment, as above	(136)	(136)	(222)	(247)
Other investing activities, net, as above	(18)	(42)	(49)	(98)
Additions to property and equipment of discontinued operations	(1)	(2)	(2)	(2)
Dividends paid on preference shares, as above	(1)	(5)	(7)	(11)
Free cash flow	171	156	212	152

Thomson Reports Second-Quarter 2003 Results

July 31, 2003

Business Segment Information *

(millions of U.S. dollars)

 (unaudited)

	Three Months Ended June 30

Six Months Ended

June 30

	2003	2002	Change	2003	2002	Change
Revenues:
Legal & Regulatory	769	733	5%	1,446	1,398	3%
Learning	397	388	2%	724	716	1%
Financial	379	403	-6%
762
					809	-6%
Scientific & Healthcare	181	159	14%	350	307	14%
Corporate and other (1)	54	56	-4%	95	99	-4%
Intercompany eliminations	(12)	(12)		(22)	(21)
Total ongoing businesses	1,768	1,727	2%	3,355	3,308	1%
Disposals (2)	1	13		4	23
Total revenues	1,769	1,740	2%	3,359	3,331	1%

Adjusted EBITDA: (3)
Legal & Regulatory	244	226	8%	396	364	9%
Learning	46	41	12%	23	16	44%
Financial	102	98	4%	196	192	2%
Scientific & Healthcare	46	33	39%	80	63	27%
Corporate and other (1)	(11)	(2)		(19)	(32)
Total ongoing businesses	427	396	8%	676	603	12%
Disposals (2)	-	4		1	5
Total Adjusted EBITDA	427	400	7%	677	608	11%

Adjusted Operating Profit: (3)
Legal & Regulatory	200	186	8%	309	285	8%
Learning	10	10	--	(47)	(44)	-7%
Financial	60	57	5%	109	112	-3%
Scientific & Healthcare	37	27	37%	64	50	28%
Corporate and other (1)	(15)	(6)		(29)	(41)
Total ongoing businesses	292	274	7%	406	362	12%
Disposals (2)	-	2		1	3
Total adjusted operating profit	292	276	6%	407	365	12%

*Notes to business segment information for continuing operations

(1)     Corporate and other includes the results of the Thomson Media group, a non-reportable segment comprised of businesses that provide specialized information to commercial banks and financial services and financial planning companies, as well as corporate costs and costs associated with Thomson stock appreciation rights.

(2)     Disposals consist of the results of businesses sold or held for sale, which do not qualify as discontinued operations.

(3)   Please see the tables on the following pages entitled, "Reconciliation of Adjusted EBITDA to Net Earnings and Adjusted Operating Profit to Operating Profit."

Thomson Reports Second-Quarter 2003 Results

July 31, 2003

Reconciliations

Reconciliation of Adjusted EBITDA to Net Earnings and

Adjusted Operating Profit to Operating Profit

(millions of U.S. dollars)

(unaudited)

For the Three Months Ended June 30, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA
	244	46	102	46	(11)	427	--	427
Less:
Depreciation	(44)	(36)	(42)	(9)	(4)	(135)	--	(135)
Adjusted operating profit	200	10	60	37	(15)	292	--	292
Less:
Amortization	(25)	(23)	(15)	(8)	(2)	(73)	--	(73)
Operating profit	175	(13)	45	29	(17)	219	--	219
Net interest expense and other financing costs								(63)
Income taxes								(43)
Equity in net losses of associates, net of tax								(5)
Earnings from continuing operations								108
Earnings from discontinued operations, net of tax								8
Net earnings								116

For the Three Months Ended June 30, 2002
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA
	226	41	98	33	(2)	396	4	400
Less:
Depreciation	(40)	(31)	(41)	(6)	(4)	(122)	(2)	(124)
Adjusted operating profit	186	10	57	27	(6)	274	2	276
Less:
Amortization	(23)	(26)	(18)	(5)	(4)	(76)	--	(76)
Operating profit	163	(16)	39	22	(10)	198	2	200
Net losses on disposals of businesses and investments								(4)
Net interest expense and other financing costs								(74)
Income taxes								(25)
Equity in net losses of associates, net of tax								(16)
Earnings from continuing operations								81
Earnings from discontinued operations, net of tax								12
Net earnings								93

Thomson Reports Second-Quarter 2003 Results

July 31, 2003

Reconciliation of Adjusted EBITDA to Net Earnings and Adjusted Operating

Profit to Operating Profit (continued)

(millions of U.S. dollars)

(unaudited)

For the Six Months Ended June 30, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA
	396	23	196	80	(19)	676	1	677
Less:
Depreciation	(87)	(70)	(87)	(16)	(10)	(270)	--	(270)
Adjusted operating profit	309	(47)	109	64	(29)	406	1	407
Less:
Amortization	(49)	(46)	(31)	(15)	(5)	(146)	--	(146)
Operating profit	260	(93)	78	49	(34)	260	1	261
Net gains on disposals of businesses and investments								56
Net interest expense and other financing costs								(128)
Income taxes								(35)
Equity in net losses of associates, net of tax								(9)
Earnings from continuing operations								145
Earnings from discontinued operations, net of tax								18
Net earnings								163

For the Six Months Ended June 30, 2002
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA
	364	16	192	63	(32)	603	5	608
Less:
Depreciation	(79)	(60)	(80)	(13)	(9)	(241)	(2)	(243)
Adjusted operating profit	285	(44)	112	50	(41)	362	3	365
Less:
Amortization	(44)	(49)	(33)	(10)	(6)	(142)	--	(142)
Restructuring charges	(4)	--	--	--	(2)	(6)	--	(6)
Operating profit	237	(93)	79	40	(49)	214	3	217
Net losses on disposals of businesses and investments								(1)
Net interest expense and other financing costs								(146)
Income taxes								(11)
Equity in net losses of associates, net of tax								(22)
Earnings from continuing operations								37
Earnings from discontinued operations, net of tax								23
Net earnings								60

Thomson Reports Second-Quarter 2003 Results

July 31, 2003

Reconciliation of Adjusted EBITDA Margin and Adjusted Operating Profit Margin

to Operating Profit Margin

(as a percentage of revenue)

(unaudited)

For the Three Months Ended June 30, 2003
Legal & Regulatory		Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total

Adjusted EBITDA	31.7%	11.6%	26.9%	25.4%	-20.4%	24.2%	--	24.1%
Less:
Depreciation	-5.7%	-9.1%	-11.1%	-5.0%	-7.4%	-7.7%	--	-7.6%
Adjusted operating profit	26.0%	2.5%	15.8%	20.4%	-27.8%	16.5%	--	16.5%
Less:
Amortization	-3.2%	-5.8%	-3.9%	-4.4%	-3.7%	-4.1%	--	-4.1%
Operating Profit	22.8%	-3.3%	11.9%	16.0%	-31.5%	12.4%	--	12.4%

For the Three Months Ended June 30, 2002

Legal & Regulatory		Learning	Financial	Scientific & Healthcare	Corporate and Other

Ongoing

							Disposals

Total

Adjusted EBITDA	30.8%	10.6%	24.3%	20.8%	-3.6%	22.9%	30.8%	23.0%
Less:
Depreciation	-5.4%	-8.0%	-10.2%	-3.8%	-7.1%	-7.0%	-15.4%	-7.1%
Adjusted operating profit	25.4%	2.6%	14.1%	17.0%	-10.7%	15.9%	15.4%	15.9%
Less:
Amortization	-3.2%	-6.7%	-4.4%	-3.2%	-7.2%	-4.4%	--	-4.4%
Operating Profit	22.2%	-4.1%	9.7%	13.8%	-17.9%	11.5%	15.4%	11.5%

For the Six Months Ended June 30, 2003

Legal & Regulatory		Learning	Financial	Scientific & Healthcare	Corporate and Other

Ongoing

							Disposals

Total

Adjusted EBITDA	27.4%	3.2%	25.7%	22.9%	-20.0%	20.1%	25.0%	20.2%
Less:
Depreciation	-6.0%	-9.7%	-11.4%	-4.6%	-10.5%	-8.0%	--	-8.1%
Adjusted operating profit	21.4%	-6.5%	14.3%	18.3%	-30.5%	12.1%	25.0%	12.1%
Less:
Amortization	-3.4%	-6.3%	-4.1%	-4.3%	-5.3%	-4.4%	--	-4.3%
Operating Profit	18.0%	-12.8%	10.2%	14.0%	-35.8%	7.7%	25.0%	7.8%

For the Six Months Ended June 30, 2002

Legal & Regulatory		Learning	Financial	Scientific & Healthcare	Corporate and Other

Ongoing

							Disposals

Total

Adjusted EBITDA	26.0%	2.2%	23.7%	20.5%	-32.3%	18.2%	21.7%	18.3%
Less:
Depreciation	-5.6%	-8.3%	-9.9%	-4.2%	-9.1%	-7.3%	-8.7%	-7.3%
Adjusted operating profit	20.4%	-6.1%	13.8%	16.3%	-41.4%	10.9%	13.0%	11.0%
Less:
Amortization	-3.1%	-6.9%	-4.0%	-3.3%	-6.1%	-4.2%	--	-4.3%
Restructuring charges	-0.3%	--	--	--	-2.0%	-0.2%	--	-0.2%
Operating Profit	17.0%	-13.0%	9.8%	13.0%	-49.5%	6.5%	13.0%	6.5%